UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amended and Restated Acquisition Agreement with Resulticks

Background

Diginex Limited (the “Diginex”), previously reported that on April 16, 2026 it entered into a Sale and Purchase Agreement (the “Original SPA”) with the several sellers party thereto (collectively, the “Sellers” and together with Diginex the “Parties”), pursuant to which Diginex agreed to acquire all of the issued and outstanding share capital of Resulticks Global Companies Pte. Limited and its subsidiaries (“Resulticks”). The aggregate consideration was US$1.5 billion, payable entirely in the Diginex’s equity through the issuance of 1,133,333,333 newly issued ordinary shares of Diginex to the Sellers pro rata based on their respective ownership of Resulticks at the previously agreed stock price of US$1.32 per share for Diginex’s ordinary shares. The Original SPA was amended to extend the long stop date on a couple of occasions.

Amended and Restated SPA

On August 14, 2026, Diginex entered into an Amended and Restated Sale and Purchase Agreement (the “A&R SPA”) with the Sellers, who own 100% of the equity interests in Resulticks (the “Transaction”). Pursuant to the A&R SPA, Diginex agreed to acquire all of the issued and outstanding share capital of Resulticks, held by the Sellers, in exchange for the aggregate consideration for the Transaction, which is US$1.05 billion, payable entirely in equity through the issuance of 600,000,000 newly issued Diginex ordinary shares (the “Consideration Shares”) to the Sellers pro rata to their respective ownership of Resulticks based upon the agreed to share price of US$1.75 per share. The Consideration Shares will be issued pursuant to exemptions under the Securities Act of 1933, as amended, subject to a lock-up agreement with staggered lock-up restrictions and a registration rights agreement. The form of the registration rights agreement is attached to the A&R SPA. The Parties have agreed that the Transaction will close (the “Completion”) on or before October 30, 2026 (the “Long Stop Date”), unless the Parties mutually agree to extend the Long Stop Date.

In connection with the Transaction, and pursuant to the A&R SPA and the Amended and Restated Deed of Undertaking, dated August 14, 2026, by and between Miles Christain Pelham, Rhino Ventures Limited, Radhika Sundaram and Rambacthavachalam Dhakshina Moorthy (the “Deed of Undertaking”), the parties have agreed that Miles Pelham (“Mr. Pelham”), the Chairman and Founder of Diginex, and Mr. Pelham’s wholly owned company Rhino Ventures Limited (“RVL” and collectively with Mr. Pelham the “Pelham Parties”) shall terminate and cancel the Diginex Founder Warrants, as defined below, the Outstanding IPO Warrants, as defined below, and all restricted stock units (“RSUs”) and performance stock units (“PSUs”) (including the 14,164 RSUs and 14,163 PSUs issued to Mr. Pelham pursuant to the Diginex Incentive Plan). The “Diginex Founder Warrants are the 4,170,520 warrants to purchase 51% of the outstanding Diginex ordinary shares at time of exercise at a price of $6.13 per warrant, which expire on May 27, 2029, granted by Diginex to RVL. The Outstanding IPO Warrants are the following warrants granted by Diginex to RVL (i) warrants to purchase 2,250,000 Diginex ordinary shares at a subscription price of USD 8.24 per ordinary share, which expire on 23 April 2028, (ii) warrants to purchase 2,250,000 Diginex ordinary shares at a subscription price of USD 10.24 per ordinary share, which expire on 23 July 2028, and (iii) warrants to purchase 2,250,000 Diginex ordinary shares at a subscription price of USD 12.32 per ordinary share, which expire on 23 January 2029.

In exchange for Pelham Parties’ termination and cancellation of the Diginex Founder Warrants, the Outstanding IPO Warrants, RSUs and PSUs, pursuant to the A&R SPA and the Deed of Undertaking, RVL will be allotted and issued 40 million Diginex ordinary shares (the “RVL Shares”), which are subject to forfeiture in the event the Diginex Additional Investment, as defined below, is not fully received.

Pursuant to the A&R SPA, Diginex is obligated to raise $20 million in capital (the “Diginex Additional Investment”). On July 20, 2026, the Group signed subscription agreements with three investors to raise $20 million in exchange for 20 million Ordinary Shares and Warrants to purchase 20 million Ordinary Shares. The Warrants have an exercise price of $1 per share and a maturity of 5 years from the date of issuance. The $20 million in proceeds is expected to be received by the Group between July 28, 2026 and March 31, 2027. In the event that Diginex does not receive the full $20 million of the Diginex Additional Investment, then the RVL Shares will be reduced to cover the shortfall of the Diginex Additional Investment. Similarly, Resulticks is obligated, pursuant to the A&R SPA, to raise $50 million in capital for Diginex as of the Completion (the “Resulticks Additional Investment”). In July 2026, Resulticks received a commitment to raise $50 million into Diginex through the sales of Diginex ordinary shares at $0.85 per share.

The A&R SPA requires the Parties to file a listing application for The Nasdaq Stock Market to list the securities of the combined company following the Completion. Diginex, the Sellers and Resulticks all agree to cooperate in connection with filing the listing application. The A&R SPA also requires Diginex to call and hold a stockholder meeting and for Diginex’s board of directors to recommend that Diginex’s stockholders approve the A&R SPA and the transactions contemplated thereunder, including the issuance of the Consideration Shares to the Sellers and to amend Diginex’s Memorandum and Articles of Association to increase Diginex’s authorized shares.

Representations and Warranties

The A&R SPA contains customary representations, warranties and covenants of Diginex, the Sellers and Resulticks, with respect to, among other things, (a) corporate existence and power, (b) authorization to enter into the Business Combination Agreement and related transactions; subsidiaries; (c) governmental authorization, (d) non-contravention, (e) capitalization; (f) corporate records, (g) consents, (h) financial statements, (i) internal accounting controls, (j) absence of certain changes, (k) properties; title to assets; (l) litigation, (m) material contracts, (n) licenses and permits, (o) compliance with laws, (p) intellectual property, (q) employee matters and benefits, (r) tax matters, (s) real property; (t) environmental laws, (u) finders’ fees, (v) directors and officers, (w) anti-money laundering laws, (x) insurance, (y) related party transactions, (z) certain representations related to securities law and activity, (aa) SEC documents and financial statements, (bb) related party transactions, and (cc) expenses, indebtedness and other liabilities.

Conditions to Completion

1.	Conditions to obligations of the Parties. The obligations of the Parties to complete the Transaction are subject to the satisfaction (or waiver in writing) of the following Conditions:

a.	all consents, approvals, clearances, permissions and/or waivers required under applicable law or from any Governmental Authority (including any competition authority) for the execution of this A&R SPA and the consummation of the transactions contemplated hereunder having been obtained and remaining in full force and effect, and all applicable waiting periods having expired, lapsed or been terminated;

b.	a Nasdaq Initial Listing Application and, if applicable, any other required listing application, having been submitted by Diginex to, and approved by, Nasdaq (the “Listing Condition”);

c.	resolutions of the nomination committee and the board of directors of Diginex having been passed, approving the nomination and appointment of the Seller’s designated directors (the “Agreed Board Changes”) having been effected at Completion;

d.	Diginex’s shareholders having approved the Transaction;

e.	the relevant written consents to the Transaction and the resulting change of control of Resulticks having been obtained from each of:

i.	Ascertis Credit – India Fund III Limited and Madison Pacific Trust Limited; and

ii.	Anicut and Catalyst Trusteeship Limited;

f.	a written notice having been given to HDFC Bank Limited, and Sonata Information Technology Limited notifying both parties of the proposed change of control of Resulticks arising from the Transaction;

g.	the Diginex Founder Warrants and the Outstanding IPO Warrants have been terminated and cancelled in full with no further liability to Diginex, with effect from the Completion;

h.	approval of Diginex shareholders having been duly obtained to increase the authorised share capital of Diginex to the extent necessary to permit the allotment and issuance of the Consideration Shares and the RVL Shares;

i.	in respect of the Diginex Additional Investment:

i.	(A) a portion of the Diginex Additional Investment representing investment proceeds of at least USD 3,500,000 having been completed and such proceeds from the Diginex Additional Investment having been received in full in cash by Diginex, and (B) from the date of receipt of the proceeds of the Diginex Additional Investment until Completion, all of such proceeds having been retained within Diginex and not applied, paid, utilised or transferred within or outside Diginex, for any purpose except (I) for payments in the ordinary course of business of Diginex consistent with past practice and in adherence to a budget agreed in writing between Diginex and the representative of the Sellers (the “Sellers’ Representative”) on or prior to the August 14, 2026 or (II) with the prior written consent of the Sellers’ Representative; and

ii.	in respect of the remaining portion of the Diginex Additional Investment which has not been completed prior to Completion:

A.	the terms of all of the relevant transaction documents relating to such remaining portion of the Diginex Additional Investment having been amended on terms satisfactory to the Sellers’ Representative; and

B.	the agreement concerning the issuance of the RVL Shares and other ancillary agreements concerning the RVL Shares having been duly executed, on or before Completion and;

k.	Diginex having sufficient cash, in the reasonable determination of the Sellers’ Representative, for Diginex to be able to (A) repay, satisfy and discharge in full all of the past, current, outstanding and contingent liabilities of Diginex (including but not limited to any liabilities incurred in connection with any payments in connection with the termination or resignation of the appointment, employment or engagement of any officers, employees or independent contractors of any member of Diginex, and any introducer fee or other similar consideration payable by any member of Diginex to any introducer), as determined at the Completion Date, and (B) cover the operating expenses of Diginex following Completion, up to at least 31 December 2026;

l.	the Resulticks Additional Investment having been completed, and the proceeds from the Resulticks Additional Investment having been received in full in cash by Diginex; and

m.	Diginex having taken out such business insurance policies (including but not limited to (A) director and officer insurance, including coverage for liabilities of each member of Diginex in respect of securities-related claims (including shareholder class actions and market manipulation claims) and (B) professional indemnity insurance and error and omissions insurance up to a coverage amount of not less than USD 1,000,000), on such terms as the Sellers’ Representative may require, and such policies remaining in full force and effect as at Completion.

2.	Conditions to obligations of the Sellers The obligations of the Sellers to complete the Transaction are subject to the satisfaction (or waiver in writing by the Sellers’ Representative) of the following Conditions:

a.	no Diginex Material Adverse Change having occurred;

b.	(i) each of Diginex’s fundamental warranties being true and accurate in all respects as of the date of the A&R SPA and as at Completion as if made at Completion (except to the extent such warranties expressly relate to an earlier date, in which case as of such earlier date), and (ii) all of the other Diginex’s Warranties being true and accurate in all material respects as of the date of the A&R SPA and as at Completion as if made at Completion (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

c.	Diginex having complied in all material respects with all of its obligations under the A&R SPA;

c.	Diginex having delivered an irrevocable written notice to each of the senior employees confirming their eligibility to participate in the Diginex Incentive Plan on and from the Completion Date; and

d.	Diginex having used all reasonable endeavours to procure the satisfaction of the Conditions set out in Clauses 4.1(a), 4.1(b), 4.1(c), 4.1(d), 4.1(h) and 4.1(i) of the A&R SPA.

3.	Conditions to obligations of Diginex. The obligations of Diginex to complete the Transaction are subject to the satisfaction (or waiver in writing by Diginex) of the following Conditions:

a.	no Resulticks Material Adverse Change having occurred;

b.	(i) each of the Sellers’ Fundamental Warranties being true and accurate in all respects as of the date of the A&R SPA and as at Completion as if made at Completion (except to the extent such warranties expressly relate to an earlier date, in which case as of such earlier date), and (ii) all of the other Sellers’ Warranties being true and accurate in all material respects as of the date of the A&R SPA and as at Completion as if made at Completion (except to the extent such warranties expressly relate to an earlier date, in which case as of such earlier date); and

c.	the Sellers having complied in all material respects with all of their obligations under the A&R SPA; and

d.	the Founders having used all reasonable endeavours to procure the satisfaction of the Conditions set out in Clauses 4.1(a), 4.1(e), 4.1(f) and 4.1(g) of the A&R SPA.

Termination

The A&R SPA may be terminated at any time prior to Completion:

1.	by mutual written consent of the Purchaser and the Sellers’ Representative (acting on behalf of all the Sellers);

2.	by the Purchaser if:

a.	the Purchaser is entitled to terminate the A&R SPA in accordance with Clause 4.6 or 7.3;

b.	the Sellers are in breach of any of their obligations under Clause 5 and such breach or breaches taken together are material to the Group as a whole;

c.	any Seller is in breach of any of the Sellers’ Warranties as given at the date of the A&R SPA and such breach or breaches taken together are material to the Group as a whole; or

d.	there would be, if Completion were to occur, a breach of any of the Sellers’ Warranties as repeated immediately before Completion under Clause 8.1(b) and such breach would give rise to a Company Material Adverse Change;

3.	by the Sellers’ Representative (acting on behalf of all the Sellers) if:

a.	the Sellers’ Representative (acting on behalf of all the Sellers) is entitled to terminate the A&R SPA in accordance with Clause 4.6 or 7.3;

b.	the Purchaser is in breach of (A) any of its obligations under Clause 6 and such breach or breaches taken together are material to the Purchaser’s Group as a whole or are material to the value of the Consideration Shares to be issued to the Sellers or (B) Clause 6.1(c), or any of the Diginex Founder Warrants or Outstanding IPO Warrants have been exercised on or after the date of the A&R SPA;

c.	the Purchaser is in breach of any of the Purchaser’s Warranties as given at the date of the A&R SPA and such breach or breaches taken together are material to the Purchaser’s Group as a whole;

d.	there would be, if Completion were to occur, a breach of any of the Purchaser’s Warranties as repeated immediately before Completion under Clause 11.1 and such breach would give rise to a Purchaser Material Adverse Change;

e.	the Purchaser Shareholder Approval is not obtained pursuant to Clause 3.4(d) or is otherwise withdrawn, amended or revoked; or

f.	at any time prior to Completion, the Group is impeded or restricted from obtaining such funding as is necessary to adequately fund the Group’s operating costs and outstanding liabilities on terms reasonably acceptable to the Sellers’ Representative, due to or in connection with any of the transactions contemplated in the Transaction Documents; or

g.	by either the Purchaser or the Sellers’ Representative (acting on behalf of all the Sellers) in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by the A&R SPA and such order, decree, ruling or other action shall have become final and non-appealable.

Diginex has agreed to pay International Mercantile, an entity based in the United Arab Emirates, an introducer fee in the amount of 15,000,000 Diginex ordinary shares upon the Completion of the Transaction for introducing Resulticks to Diginex.

The Transaction remains subject to the satisfaction or waiver of applicable closing conditions contained in the A&R SPA and the Deed of Undertaking. There can be no assurance that the Acquisition will ultimately be completed.

The foregoing description of the A&R SPA and the Deed of Undertaking do not purport to be complete and are qualified in their entirety by reference to the full text of the A&R SPA and the Deed of Undertaking, which are attached hereto as Exhibits 10.1 and 10.2, and are incorporated herein by reference.

Agreement with Resulticks to Restructure the Repayment of Funding

As previously disclosed, Diginex and Resulticks entered into an agreement, dated February 18, 2026 (the “Funding Repayment Agreement”), pursuant to Resulticks agreed to repay the existing US$8 million funding Diginex extended to Resulticks (the “Existing Funding”) in four equal instalments of US$2 million each (each a “Principal Instalment”) on the following dates: (a) March 20, 2026; (b) June 1, 2026; (c) June 15, 2026; and (d) September 30, 2026. Interest shall continue to accrue on the Existing Funding in accordance with the parties original agreement (the “Interest”) at a rate of ten (10) per cent per annum from the respective date of disbursement of each portion of the Existing Funding, to the date on which such portion is repaid as a Principal Instalment as contemplated above. The entire outstanding and accrued Interest (including the portion of the Interest accrued up to and including the date of the payment of the final Principal Instalment) shall be paid in a single tranche (the “Final Interest Payment”) on September 30, 2026.

On August 14, 2026, Diginex and Resulticks entered into a Supplemental Letter to the Funding Repayment Agreement (the “Supplemental Agreement”) pursuant to which Resulticks agreed to repay the outstanding loan balance of $4 million plus accrued interest, which is $0.7 million as of August 13, 2026. The revised repayment terms being $1.5 million on August 28, 2026, $1.5 million on September 27, 2026 and the balance to be paid on October 28, 2026

The foregoing description of the Supplemental Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual Supplemental Agreement, a copy of which is attached hereto as Exhibit 10.2, and incorporated herein by reference.

Press Releases

On August 13, 2026, Diginex issued a press release disclosing its earnings for the fiscal year ended March 31, 2026 (the “Earnings PR”). The Earning PR is attached hereto as Exhibit 99.1.

On August 13, 2026, Diginex issued a press release disclosing the execution of the Amended and Restated Sale and Purchase Agreement, dated August 14, 2026, by and between Diginex Limited and the Sellers listed on Schedule 1, thereto (the “A&R SPA PR”). The A&R SPA PR is attached hereto as Exhibit 99.2.

On August 13, 2026, Diginex issued a press release disclosing the scheduling of an extraordinary meeting of the Diginex shareholders as required by the A&R SPA (the “SH Meeting PR”). The SH Meeting PR is attached hereto as Exhibit 99.3.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-292968), to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description

10.1#	Amended and Restated Sale and Purchase Agreement, dated August 14, 2026, by and between Diginex Limited and the Sellers listed on Schedule 1.

10.2#	Amended and Restated Deed of Undertaking, dated August 14, 2026, by and between Miles Christain Pelham, Rhino Ventures Limited, Radhika Sundaram and Rambacthavachalam Dhakshina Moorthy.

10.3	Supplemental Letter to Funding Agreement, dated August 14, 2026, by and between Diginex Limited and Resulticks Global Companies Pte. Limited.

99.1	Diginex Limited Press Release, dated August 13, 2026, disclosing earnings for the fiscal year ended March 31, 2026.

99.2	Diginex Limited Press Release, dated August 14, 2026, disclosing execution of the Amended and Restated Sale and Purchase Agreement, dated August 14, 2026, by and between Diginex Limited and the Sellers listed on Schedule 1.

99.3	Diginex Limited Press Release, dated August 14, 2026, disclosing the scheduling of an extraordinary meeting of the Diginex shareholders.

# Certain exhibits and schedules to these exhibits have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: August 14, 2026		/s/ Lubomila Jordanova
	Name:	Lubomila Jordanova
	Title:	Chief Executive Officer
(Principal Executive Officer)